UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1)(1)

                           THE SAGEMARK COMPANIES LTD.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   210162 10 3
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                                 (CUSIP Number)

   Richard F. Horowitz, 292 Madison Avenue, New York, NY 10017 (212) 685-7600
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 22, 2007
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210162 10 3                  13D                     Page 2 of 4 Pages


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Marton Grossman
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  N/A
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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               7    SOLE VOTING POWER

                    736,473 shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           736,473 shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     736,473 shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 210162 10 3                  13D                     Page 3 of 4 Pages


                        AMENDMENT No. 1 TO SCHEDULE 13D

Item 1. Security and Issuer.

      Common Stock. The Sagemark Companies Ltd., 1285 Avenue of the Americas, New York, NY 10019

Item 2.  Identity and Background.

     (a)   Marton Grossman;

     (b)   1461 53rd Street, Brooklyn, NY 11219;

     (c)   Importing business, 58 Second Avenue, Brooklyn, NY 11215;

     (d)   I have never been convicted in a criminal proceeding;

     (e) I have not, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body; and

     (f)   I am a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

      See cover page, item 4

Item 4.  Purpose of Transaction.

      Solely for investment purposes.

Item 5.  Interest in Securities of the Issuer.

     (a)  and (b). See cover page, items 7-13.

     (c)  N/A

     (d)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7.  Material to be Filed as Exhibits.

      None.

CUSIP No. 210162 10 3                  13D                     Page 4 of 4 Pages


SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


06/28/07
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(Date)


/s/ Marton Grossman
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(Signature)


Marton Grossman
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Name/Title